UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the months of: October 6, 2011 to November 30, 2011

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-            .

SIGNATURES

EXHIBIT INDEX

EX 99.1: Russia: Total and Novatek to join forces for development of Yamal LNG, Russia
EX 99.2: Total Gives New Impetus to Its Downstream and Chemicals Segments with Reorganization, France
EX 99.3: Total, ParisTech and Ecole Polytechnique Introduce the Renewable Energy Science & Technology Master II, an International Cutting-Edge Degree Program, France
EX 99.4: Third Quarter 2011 Results, France
EX 99.5: Total Invites Students Worldwide to Meet the Energy Challenges of the Future, France
EX 99.6: New oil discovery in Nigeria’s offshore OML 102, Nigeria

EX 99.7:

SNCF, Orange, PSA Peugeot Citroën and Total Join Forces to Create Ecomobilité Ventures, Europe’s First investment structure Led by a Group of Industrial Companies and Dedicated to Sustainable Mobility, France

EX 99.8: Inauguration of Pazflor, Angola’s latest deepwater giant development, Angola
EX 99.9: Planned downstream reorganization: senior executive appointments, France
EX 99.10: Total and Amyris partner to produce Renewable Fuels, France

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: December 1, 2011	By:	/s/ Jérôme Schmitt

Name: Jérôme SCHMITT

Title: Treasurer

EXHIBIT INDEX

➢ EXHIBIT 99.1:	Russia: Total and Novatek to join forces for development of Yamal LNG (October 6, 2011)
➢ EXHIBIT 99.2:	France: Total Gives New Impetus to Its Downstream and Chemicals Segments with Reorganization (October 10, 2011)
➢ EXHIBIT 99.3:	France: Total, ParisTech and Ecole Polytechnique Introduce the Renewable Energy Science & Technology Master II, an International Cutting-Edge Degree Program (October 11, 2011)
➢ EXHIBIT 99.4:	France: Third Quarter 2011 Results (October 28, 2011)
➢ EXHIBIT 99.5:	France: Total Invites Students Worldwide to Meet the Energy Challenges of the Future (October 31, 2011)
➢ EXHIBIT 99.6:	Nigeria: New oil discovery in Nigeria’s offshore OML 102 (November 7, 2011)
➢ EXHIBIT 99.7:

France: SNCF, Orange, PSA Peugeot Citroën and Total Join Forces to Create Ecomobilité Ventures, Europe’s First investment structure Led by a Group of Industrial Companies and Dedicated to Sustainable Mobility (November 14, 2011)

➢ EXHIBIT 99.8:	Angola: Inauguration of Pazflor, Angola’s latest deepwater giant development (November 22, 2011)
➢ EXHIBIT 99.9:	France: Planned downstream reorganization: senior executive appointments (November 29, 2011)
➢ EXHIBIT 99.10:	France: Total and Amyris partner to produce Renewable Fuels (November 30, 2011)